Exhibit 99.1

FINANCIAL INFORMATION

You should read this section in conjunction with our consolidated financial statements, including the notes thereto, as set forth in Appendix I “Accountants’ Report” and other financial information appearing elsewhere in this document. We have prepared our financial statements in accordance with U.S. GAAP, which differs in certain material respects from generally accepted accounting principles in other jurisdictions, including Hong Kong.

Pursuant to Rule 19.14 of the Listing Rules, the Stock Exchange has allowed us to prepare the Accountants’ Report set out in Appendix I to this document in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with HKFRS is included in this document. The Stock Exchange has also allowed us to continue to prepare our financial statements in accordance with U.S. GAAP after Listing for the purposes of our financial reporting required under the Listing Rules, subject to the condition that our annual accounts should include a reconciliation of our financial statements in accordance with HKFRS in the form and substance adopted in Appendix I to this document. In addition, the Stock Exchange has imposed the condition that we will be required to prepare our financial statements in accordance with HKFRS should we no longer maintain a listing on the Nasdaq.

OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

Our net sales have grown from US$88.6 million in 2003 to US$92.2 million in 2004 and US$105.6 million in 2005. This increase in net sales was due primarily to the introduction of new products, higher unit shipments of our existing products and expansion of our customer base. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from US$36.7 million in 2003 to US$41.9 million in 2004 and US$55.9 million in 2005. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel.

Our net income was US$13.2 million in 2003, US$14.1 million in 2004 and US$8.1 million in 2005. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of US$38.7 million as of December 31, 2005.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

FINANCIAL INFORMATION

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the years ended December 31, 2004 and 2005, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

The majority of our net sales is generated from sales of our products used in LCD monitors, LCD televisions and notebook computers. As a result, changes in demand for these products affect our results of operations. The markets for these products have experienced strong growth in the past, driven primarily by the consumer preference toward thinner and larger displays and mobile computing. Although these trends have increased the demand for our products, there can be no assurance that such trends will continue.

Technology migration and new products

Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product’s life cycle as the current generation of integrated circuits is replaced by next-generation products. Price erosion is usually faster in digital integrated circuits compared to analog and mixed-signal integrated circuits, because analog and mixed-signal integrated circuits are relatively more difficult to replace given the physical layout and electrical characteristics of their circuits. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles.

Manufacturing costs

As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 40% of our net sales for each of the years ended December 31, 2003, 2004 and 2005. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

Research and development is a high priority for our Company. As at December 31, 2005, we had 420 design engineers, representing more than 65% of our total workforce. In 2003, 2004 and 2005, we have spent 21.7%, 22.0% and 24.1% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. We have expanded our research and development operations in the PRC substantially over the last few years and, as at December 31, 2005, have more than 258 design engineers located in various facilities in the PRC. We intend to continue to strengthen our

FINANCIAL INFORMATION

design capabilities in China. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent litigation

Patent litigation expenses relating to our legal proceedings against MPS and other companies in the United States and Taiwan also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certificate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some or all of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsels and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management’s judgments regarding the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors’ sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

FINANCIAL INFORMATION

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

We evaluate the recoverability of property, plant and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, “Accounting for Contingencies”, should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

FINANCIAL INFORMATION

Stock-based compensation

We have elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Shares and the exercise price of the stock option.

At the end of June 2005, our Board approved the acceleration of the vesting of options with exercise prices greater than US$17.00 (pre-split basis). Our Board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company’s market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

However, had the compensation expense for these options been determined on the basis of the fair values under SFAS No. 123, we would have had to record a proforma charge of approximately US$1.8 million as the remaining expense associated with accelerating the vesting of these options. Please refer to Note 2 of the Accountants’ Report set out as Appendix I to this document for further details.

Treasury stock

We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of the issued share capital of the Company.

Patent costs

Patent costs are costs incurred in connection with securing patents, including attorney fees, and are capitalized and amortized over five years. We did not acquire any patents from third parties during the period from 2002 to 2005. For the years ended December 31, 2003, 2004 and 2005, we expensed the patent costs incurred in those periods with respect to technologies developed in-house due to the uncertainty in the future applications of the related patents.

Research and development costs

Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

DIFFERENCES BETWEEN U.S. GAAP AND HKFRS

Our financial statements are prepared in accordance with U.S. GAAP, which differ in certain significant respects from HKFRS. For a summary of these differences, please refer to Part B of the Accountants’ Report set out as Appendix I to this document.

FINANCIAL INFORMATION

The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders’ equity in accordance with HKFRS are summarized as follows:

	Years Ended December 31,
	2003	2004	2005
	US$’000	US$’000	US$’000

Net income attributable to holders of ordinary shares as reported under US GAAP	13,201	14,084	8,147

HKFRS adjustment:
Stock-based compensation costs under HKFRS2 including tax expenses of US$0 for the year ended December 31, 2003, 2004 and 2005, respectively	(8,061)	(6,940)	(15,862)

Net income (loss) attributable to holders of ordinary shares under HKFRS	5,140	7,144	(7,715)

Net income (loss) per share under HKFRS
— basic	0.0027	0.0036	(0.0039)

— diluted	0.0026	0.0036	N/A (1)

Note:

1.	Net income (loss) per share for the year ended December 31, 2005 was not disclosed because the results were anti-dilutive.

Under HKFRS, the Group’s consolidated total assets and liabilities at December 31, 2003, 2004 and 2005 are as follows:

	December 31,
	2003	2004	2005
	US$’000	US$’000	US$’000
Non-current assets
Long term investments	7,865	11,781	16,898
Land, property and equipment, net	4,880	10,758	23,319
Restricted assets	10,044	13,873	14,492
Deferred tax assets	277	289	72
Other assets	1,428	1,656	3,183

	24,494	38,357	57,964
Current assets	144,799	146,839	141,691

Total assets	169,293	185,196	199,655

Current liabilities	14,122	14,027	23,061

Total assets less current liabilities	155,171	171,169	176,594

Non-current liability
Deferred tax liabilities	444	388	698

Net assets	154,727	170,781	175,896

Net current assets	130,677	132,812	118,630

Except for the reclassification of deferred tax assets and liabilities as non-current items, there are no other adjustments and reclassification made to the Group’s consolidated balance sheets prepared under U.S. GAAP for conversion into HKFRS.

FINANCIAL INFORMATION

Reconciliation of shareholders’ equity as at December 31, 2003, 2004 and 2005 is as follows:

	US GAAP	Stock based compensation expense recognized under US GAAP(1)	Stock based compensation costs recognized under HKFRS(2)	HKFRS
	US$’000	US$’000	US$’000	US$’000
At December 31, 2003
Shareholders’ equity
Ordinary shares	39			39
Additional paid-in capital	137,076	(2,928)	24,727	158,875
Accumulated other comprehensive loss (gain):
— unrealized investment gain reserve	149			149
— translation reserve	(670)			(670)
Retained earnings (deficit)	18,133	2,928	(24,727)	(3,666)

	154,727			154,727

At December 31, 2004
Shareholders’ equity
Ordinary shares	39			39
Treasury stock	—			—
Additional paid-in capital	139,581	(2,928)	31,667	168,320
Accumulated other comprehensive loss:
— Unrealised investment gain (loss) reserve	(154)			(154)
— Translation reserve	44			44
Retained earnings	31,271	2,928	31,667	2,532

	170,781			170,781

At December 31, 2005
Shareholders’ equity
Ordinary shares	39			39
Treasury stock	(3,296)			(3,296)
Additional paid-in capital	141,532	(2,928)	47,529	186,133
Accumulated other comprehensive (loss) gain:
— Unrealized investment loss reserve	(924)			(924)
— Translation reserve	(194)			(194)
Retained earnings (deficit)	38,739	2,928	(47,529)	(5,862)

	175,896			175,896

Notes:

1.	Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to the year 2003 amounted to approximately US$2,928,000.
2.	Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS for the periods prior to the year 2003 amounted to approximately US$16,666,000.

Segment information presented under HKFRS for the three years ended December 31, 2005:

The Group has only one business segment which designs, develops and markets high performance integrated circuits for power management and security applications.

FINANCIAL INFORMATION

An analysis by geographical segment, as determined by the customer’s ship-to-location is as follows:

	Year ended December 31,
	2003	2004	2005
	US$’000	US$’000	US$’000

Turnover:
Taiwan	41,819	18,898	14,891
PRC	23,024	55,930	60,889
Japan	9,177	6,092	6,323
Korea	9,353	10,345	22,957
Others	5,226	931	492

	88,599	92,196	105,552

Segment results:
Taiwan	24,189	9,428	7,738
PRC	12,895	33,386	38,426
Japan	4,960	4,144	3,434
Korea	6,449	7,163	14,865
Others	1,792	672	348

	50,285	54,793	64,811
Research and development	(19,219)	(20,260)	(25,421)
Selling, general and administrative	(13,522)	(16,348)	(20,279)
Patent litigation	(3,954)	(5,334)	(10,174)
Stock-based compensation	(8,061)	(6,940)	(15,862)

Income (loss) from operations	5,529	5,911	(6,925)
Non-operating income, net	1,437	2,705	244

Income (loss) before income tax	6,966	8,616	(6,681)
Income tax expense	(1,826)	(1,472)	(1,034)

Net income (loss) after income tax	5,140	7,144	(7,715)

FINANCIAL INFORMATION

RESULTS OF OPERATIONS

Comparisons of results of operations

The following table shows summary financial data and certain operating data for the period indicated:

	Year ended December 31,
	2003	2004	2005
	US$’000	US$’000	US$’000

Profit and Loss Account Data:

Net sales	88,599	92,196	105,552
Cost of sales	38,314	37,403	40,741

Gross profit	50,285	54,793	64,811
Operating expenses:
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174

Total operating expenses	36,695	41,942	55,874

Income from operations	13,590	12,851	8,937
Non-operating income - net	1,437	2,705	244

Income before income tax	15,027	15,556	9,181
Income tax expenses	1,826	1,472	1,034

Net income	13,201	14,084	8,147

Earnings per ordinary share:
Basic	US$0.0069	US$0.0072	US$0.0042

Diluted	US$0.0066	US$0.0070	US$0.0041

Basic(1)	HK$0.05	HK$0.06	HK$0.03

Diluted(1)	HK$0.05	HK$0.05	HK$0.03

Shares used to compute earnings per ordinary share (in thousands):
Basic	1,918,700	1,957,800	1,961,168
Diluted	1,986,800	2,005,100	1,997,459
Earnings per ADS:
Basic	US$0.34	US$0.36	US$0.21
Diluted	US$0.33	US$0.35	US$0.21
Basic(1)	HK$2.64	HK$2.80	HK$1.63
Diluted(1)	HK$2.56	HK$2.71	HK$1.63
Shares used to compute earnings per ADS (in thousands):
Basic	38,374	39,156	39,223
Diluted	39,736	40,102	39,949

Balance Sheet Data:

Cash and short term investments	120,412	120,088	102,028
Working capital	130,510	132,713	117,942
Total assets	169,293	185,196	199,655
Net assets	154,727	170,781	175,896
Ordinary shares, treasury shares and additional paid-in capital	137,115	139,620	138,275

Other Financial Data:

Net cash inflow from operating activities	14,756	14,129	11,019
Net cash outflow from investing activities	(23,520)	(25,228)	(19,281)
Net cash inflow/(outflow) from financing activities	5,922	946	(2,060)

Note:

1.	Based on an exchange rate of HK$7.75 per US$1.00, the noon buying rate on December 31, 2005 in The City of New York for cable transfer of HK dollars as certified for customs purposes by the Federal Reserve Bank of New York.

FINANCIAL INFORMATION

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	%	%	%

Consolidated Statement of Operations Data:
Net sales	100.0	100.0	100.0
Cost of sales	43.2	40.6	38.6

Gross profit	56.8	59.4	61.4
Operating expenses:
Research and development	21.7	22.0	24.1
Selling, general and administrative	15.3	17.7	19.2
Patent litigation	4.4	5.8	9.6

Total operating expenses	41.4	45.5	52.9

Income from operations	15.4	13.9	8.5
Non-operating income - net	1.6	2.9	0.2
Income tax expenses	2.1	1.6	1.0

Net income	14.9	15.2	7.7

The following table sets forth the breakdown of our net sales by product category in each of 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	(US$000)	(US$000)	(US$000)

Integrated Circuits:
Analog	40,069	55,268	87,657
Mixed-signal	18,483	9,736	6,484
Digital	29,986	27,109	11,305
Systems Security Solutions	—	—	45
Licensed Intellectual Property	61	83	61

Total	88,599	92,196	105,552

Years ended December 31, 2004 and 2005

Net Sales.    Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2005 were US$105.6 million, an increase of US$13.4 million or 14.5% from US$92.2 million for the year ended December 31, 2004. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2004 to 2005. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products in 2005 were US$87.7 million, an increase of US$32.4 million or 58.6% from US$55.3 million in 2004. In 2005, net sales from our digital integrated circuit products were US$11.3 million, a decrease of US$15.8 million or 58.3% from US$27.1 million in 2004, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. In 2005, net sales from our mixed-signal integrated circuit products were US$6.5 million, a decrease of US$3.2 million or 33.4% from US$9.7 million in 2004, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products.

FINANCIAL INFORMATION

Gross Profit.    Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2005 was US$64.8 million, an increase of US$10.0 million or 18.3% from US$54.8 million for the year ended December 31, 2004. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2005 increased to 61.4% from 59.4% for the year ended December 31, 2004 due to increased sales of our higher margin products, which include all of our products other than standard CardBus controller and power switch products. Standard CardBus controller and power switch products are lower margin products because the technology used in these products has become commoditized in our industry. Our other products, which use our proprietary technologies, are more complex with enhanced features, thereby allowing us to command a higher margin on these products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2005 were US$25.4 million, an increase of US$5.1 million or 25.5% from US$20.3 million for the year ended December 31, 2004. This increase reflected the increased hiring of design engineers in the PRC resulting from our increased operations in this market and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 24.1% for the year ended December 31, 2005, an increase from 22.0% for the year ended December 31, 2004. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were US$20.3 million, an increase of US$4.0 million or 24.1% from US$16.3 million for the year ended December 31, 2004. This increase was primarily due to additional hiring of sales, operations and administrative personnel in Taiwan and the PRC, increased sales commissions relating to higher sales and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 19.2% for the year ended December 31, 2005, an increase from 17.7% for the year ended December 31, 2004. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

Patent Litigation Expenses.    Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2005 were US$10.2 million, an increase of US$4.9 million or 90.7% from US$5.3 million for the year ended December 31, 2004. This increase was primarily due to trial preparation work for the MPS trial in June 2005 and increased activity in other litigation matters. As a percentage of net sales, patent litigation expenses were 9.6% for the year ended December 31, 2005, an increase from 5.8% for the year ended December 31, 2004. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future (see the section headed “Business — Intellectual Property” in this document).

Non-Operating Income-Net.    Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, Stock Exchange listing expenses, foreign exchange transaction gains and losses and the gain on sales of long-term investments and cash dividend received on investment in

FINANCIAL INFORMATION

shares of stock. Non-operating income-net was US$244,000 for the year ended December 31, 2005, decreasing from US$2.7 million for the year ended December 31, 2004, reflecting an accrual for Stock Exchange listing expenses of US$2.5 million and a foreign exchange loss of US$443,000 offset by more interest earned on our cash and cash equivalents and short term investments.

Income Tax Expenses.    Income tax expenses were approximately US$1.0 million for the year ended December 31, 2005, compared to US$1.5 million for the year ended December 31, 2004. This decrease was primarily due to an accrual of approximately US$658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the year ended December 31, 2005, and a decrease in our income before income tax as a result of an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005. The accrual and reversal related to our application on May 24, 2004 to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. We had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on our tax return for the years ended December 31, 2003 and 2004. However, a rectification of the Taiwan Customs Authority’s records usually cannot be made after six months have elapsed, in which case the understated cost of the imported goods reported to the customs officials would have been deemed to be the actual cost, and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. We therefore accrued the provision for income tax of US$658,000 based on our estimate of the most probable impact on income tax as at December 31, 2004. As we have addressed the design flaw in the customized report that was submitted to the Taiwan Customs Authority, we have confirmed that there was no need to make a similar accrual for Taiwan income tax in 2005. Adding back the Stock Exchange listing expenses of US$2.5 million to our income before income tax and excluding the impact of the reversal of approximately US$658,000 on our income tax expenses, our effective income tax rate for 2005 would have been 14.5%. Our effective tax rate was 11.3% for the year ended December 31, 2005, compared to 9.5% for the year ended December 31, 2004.

Net income.    As a result of the above factors, our net income was US$8.1 million for the year ended December 31, 2005, a decrease of US$6.0 million from US$14.1 million for the year ended December 31, 2004. Our net income as a percentage of net sales decreased to 7.7% for the year ended December 31, 2005 from 15.2% for the year ended December 31, 2004. This decrease was primarily due to an increase in our patent litigation expenses over the same period for the reasons set out above and an accrual for Stock Exchange listing expenses of US$2.5 million in December 2005.

Years ended December 31, 2004 and 2003

Net Sales.    Net sales for the year ended December 31, 2004 were US$92.2 million, an increase of US$3.6 million or 4.1% from US$88.6 million for the year ended December 31, 2003. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics end-market continued to increase from 2003 to 2004. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries that we supply to in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products in 2004 were US$55.3 million, an increase of US$15.2 million or 37.9% from US$40.1 million in 2003. In 2004, net sales from our digital integrated circuit products were US$27.1 million, a decrease of US$2.9 million or 9.6% from US$30.0 million in 2003, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. In 2004, net sales from our mixed-signed integrated circuit products were US$9.7 million, a decrease of US$8.8 million or 47.3% from US$18.5 million in 2003, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products. In 2004, we introduced new Cardbus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

Gross Profit.    Gross profit for the year ended December 31, 2004 was US$54.8 million, an increase of US$4.5 million or 9.0% from US$50.3 million for the year ended December 31, 2003. This increase was due to

FINANCIAL INFORMATION

increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2004 increased to 59.4% from 56.8% for the year ended December 31, 2003 due to increased sales of higher margin products which are all of our products other than our standard CardBus controllers and power switch products.

Research and Development Expenses.    Research and development expenses for the year ended December 31, 2004 were US$20.3 million, an increase of US$1.1 million or 5.4% from US$19.2 million for the year ended December 31, 2003. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 22.0% for the year ended December 31, 2004, an increase from 21.7% for the year ended December 31, 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 were US$16.3 million, an increase of US$2.8 million or 20.9% from US$13.5 million for the year ended December 31, 2003. This increase was primarily due to hiring of additional personnel, additional traveling and sales and marketing expenses. As a percentage of net sales, selling, general and administrative expenses were 17.7% for the year ended December 31, 2004, an increase from 15.3% for the year ended December 31, 2003.

Patent Litigation Expenses.    Patent litigation expenses for the year ended December 31, 2004 were US$5.3 million, an increase of US$1.3 million or 34.9% from US$4.0 million for the year ended December 31, 2003. This increase was primarily due to trial preparation, discovery and motion practice for the MPS trial in the U.S. District Court in the Northern District of California, increased activity in litigation involving Taiwan Sumida Electronics, Inc. and preparation for four new cases involving BiTEK, SPI Electronic Co., Ltd, FSP Group, Lien Chang Electronic Enterprise Co., Ltd., MPS, Advanced Semiconductor Manufacturing Corporation, certain Asustek companies, certain Compal companies and certain Samsung companies. As a percentage of net sales, patent litigation expenses were 5.8% for the year ended December 31, 2004, an increase from 4.4% for the year ended December 31, 2003.

Non-Operating Income-Net.    Non-operating income-net was US$2.7 million for the year ended December 31, 2004 increasing from US$1.4 million for the year ended December 31, 2003, reflecting additional foreign exchange transaction gains and gains on our sale of certain of our shares in 360 Degree Web Ltd., one of our long-term investments, in March 2004.

Income Tax Expenses.    Income tax expenses were US$1.5 million for the year ended December 31, 2004, compared to US$1.8 million for the year ended December 31, 2003. Taxation expenses were reduced in 2004 as we reversed an income tax expense of approximately US$375,000 in the third quarter of 2004. We had recognized a provision for income taxes that would have resulted from a successful challenge by the Taiwan Tax Authorities on the allocation of our head office’s administrative expenses in previous years. In August 2004, the Taiwan Tax Authorities examined and approved our income tax filing for 2000 and did not raise any concerns on the allocation of administrative expenses. Therefore, we reversed the provision of income tax expenses of approximately US$375,000 for 2000 in respect of the impact on the potential challenge from the Taiwan Tax Authorities. Excluding the impact of the reversal of approximately US$375,000 on our income tax expenses, our effective income tax rate for 2004 would have been 11.9%. Our effective tax rate was 9.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

Net income.    As a result of the above factors, our net income was US$14.1 million for the year ended December 31, 2004, an increase of US$0.9 million from US$13.2 million for the year ended December 31, 2003. Our net income as a percentage of net sales increased to 15.2% for the year ended December 31, 2004 from 14.9% for the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash

FINANCIAL INFORMATION

provided by operating activities in recent years. As of December 31, 2005, cash and cash equivalents and short-term investments were US$102.0 million.

The following table sets forth certain information regarding our audited consolidated cash flows for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net cash inflow from operating activities	14,756	14,129	11,019
Net cash outflow from investing activities	(23,520)	(25,228)	(19,281)
Net cash inflow/(outflow) from financing activities	5,922	946	(2,060)
Effect of foreign exchange rate changes	(3)	(16)	377

Net decrease in cash and cash equivalents	(2,845)	(10,169)	(9,945)
Cash and cash equivalents at the beginning of year	69,334	66,489	56,320

Cash and cash equivalents at the end of year	66,489	56,320	46,375

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$14.8 million, US$14.1 million and US$11.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The decrease between 2003 and 2004 was mainly due to a reduction of US$2.7 million in notes and accounts payable and an increase of US$1.3 million in prepaid expenses and other current assets. The reduction in notes and accounts payable resulted primarily from the completion of our migration to a new accounting software platform, which commenced in 2003. The increase in prepaid expenses was mainly due to higher accrued interest income and prepaid value-added taxes in Taiwan. This decrease was partially offset by an increase of US$1.6 million in inventories in 2004 as compared to an increase of US$2.6 million in 2003. The increase in inventories was mainly due to increased purchases of wafers in anticipation of growth in sales.

The decrease between 2004 and 2005 was mainly due to an increase of US$2.7 million in prepaid expenses and other current assets, an increase of US$2.0 million in accounts receivable and an increase of US$4.7 million in inventories. The increase in prepaid expenses and other current assets resulted primarily from a prepayment of approximately US$3.0 million to a foundry provider, Asia SinoMOS Semiconductor Inc., to ensure our foundry capacity allocation with such provider. The increase in accounts receivable was mainly due to increased sales to customers on credit. The increase in inventories was mainly due to increased production in anticipation of growth in sales and longer production lead times for the manufacture of our integrated circuits by our foundry providers. The decrease in net cash from operating activities was partially offset by an increase of US$5.6 million in accrued expenses and other current liabilities and an increase of US$2.1 million in notes and accounts payable. The increase in accrued expenses was mainly due to an accrual for litigation expenses and an accrual for Stock Exchange listing expenses. The increase in notes and accounts payable was primarily due to increased production in anticipation of growth in sales and expenses related to certain research and development projects.

Investing activities

In 2004, we had a net cash outflow from investing activities of US$25.2 million as compared to a net cash outflow of US$23.5 million in 2003. This increase in net cash used between 2003 and 2004 was principally due to an increase of US$8.4 million in the purchase of fixed assets and an increase of US$14.9 million in the net purchase of short-term and long-term investments, which was partially offset by a smaller increase of US$1.9 million in restricted assets in 2004 as compared to an increase of US$10.0 million in 2003.

In 2005, we had a net cash outflow from investing activities of US$19.3 million as compared to a net cash outflow of US$25.2 million in 2004. This decrease in net cash used in investing activities between 2004 and

FINANCIAL INFORMATION

2005 was principally due to a net sale of US$6.6 million in short-term investments in 2005 as compared to a net purchase of US$11.0 million in 2004 and a decrease of US$306,000 in restricted assets in 2005 as compared to an increase of US$1.9 million in 2004. This decrease was partially offset by an increase of US$5.8 million in the net purchase of long-term investments, an increase of US$14.9 million in the purchase of fixed assets and an increase of US$5.5 million in restricted cash and other assets in 2005. The increase in restricted cash and other assets was mainly due to an increase in time deposits pledged to a bank for the issuance of letters of credit to purchase certain testing equipment and an increase in the amount of court bonds deposited with the Taiwan courts for preliminary injunctions and provisional attachments.

Financing activities

Net cash inflow from our financing activities in 2003 was US$5.9 million, principally due to the exercise of stock options and issuance of Shares under our Existing Equity Incentive Plans, which was partially offset by the repurchase of our Shares under a share repurchase program. Net cash inflow from our financing activities in 2004 was US$0.9 million, primarily due to the exercise of stock options and issuance of Shares under our Existing Equity Incentive Plans, which was partially offset by the repurchase of our Shares under a share repurchase program. Net cash outflow from our financing activities in 2005 was US$2.1 million, primarily due to the repurchase of our Shares and ADSs under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of Shares under our Existing Equity Incentive Plans.

Working capital

The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this document. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans, as set out in the section headed “Business - Business Strategy”. If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of the Directors, subject to the requirements of the Cayman Companies Law.

Distributable reserves

We have been advised that “profits” as defined under common law and amounts in the Company’s share premium account are distributable reserves under Cayman Islands law. As of December 31, 2005, we had no funds reserved for distribution to our Shareholders.

INDEBTEDNESS

As at December 31, 2005, we did not have any outstanding borrowings, any loan capital issued and outstanding or agreed to be issued, any outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, any debentures, mortgages, charges or loans or acceptance credits, finance lease or hire purchase commitments or guarantees or material contingent liabilities. The Directors have confirmed that there have been no material changes in the indebtedness or contingent liabilities of the Group since December 31, 2005.

FINANCIAL INFORMATION

Contingent liabilities

As at the close of business on December 31, 2005, we did not have any material contingent liabilities.

No material changes

Except as disclosed in this document, the Directors confirm that there has been no material adverse change in the financial or trading position or prospects of the Group since December 31, 2005 (being the date to which the latest financial statements of the Group were made up).

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2003, 2004 and 2005, our total capital expenditures amounted to US$1.7 million, US$8.4 million and US$14.9 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of December 31, 2005:

	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Operating Lease Commitments	1,334	1,009	204	121	0
Purchase Commitments	486	486	0	0	0
Licenses, Maintenance and Support	1,020	279	247	247	247

Total	2,840	1,774	451	368	247

LONG-TERM INVESTMENTS

We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

FINANCIAL INFORMATION

As of December 31, 2005, our long-term investments were as follows:

Investee Company	Type of Company	Date of Investment	Size of Investment	Approximate percentage of voting power (%)
X-FAB(1)	Semiconductor Foundry	July 2002	US$5.0 million	2.39%

360 Degree Web Ltd.(2)(3)	Developer of intelligent security software solutions	January 2003 January 2005	US$1.8 million US$235,000	19.52%

GEM Services, Inc.(1)	Semiconductor assembly and testing service provider	August 2002	US$500,000	1.07%

Etrend Hightech Corporation(1)	Semiconductor assembly and testing service provider	December 2002 July 2003 March 2004	US$500,000 US$147,000 US$313,000	11.20%

Asia SinoMOS Semiconductor Inc.(1)	Semiconductor foundry	January 2005	US$5.0 million	9.69%

Silicon Genesis Corporation(1)	Developer of silicon products and other engineered multi-layered structures for integrated circuits	December 2000	US$500,000	0.09%

CSMC(1)	Semiconductor Foundry	August 2004	US$4.5 million	2.62%

Philip Ventures Enterprise Fund	Fund Management Company	November 2005	S$1,000,000	10.8%

Notes:
1.	One of our current suppliers or service providers.
2.	We sold 1,000,000 of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000. As of December 31, 2005, we held an aggregate of 2,264,102 shares of preferred stock in such company.
3.	360 Degree Web Ltd. sells certain software to several of our customers which is used in connection with our products.

As at the Latest Practicable Date, we held less than 20% of the shareholding interest in each of our long-term investments.

Quantitative and Qualitative Disclosure about Market Risk

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from

FINANCIAL INFORMATION

the levels at December 31, 2005, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of December 31, 2005.

	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in US$ thousands)
U.S. Treasury Bills
Fixed Rate	13,909	—	—	—	—	13,909	13,909
Time Deposits
Fixed rate	10,627	27	—	—	—	10,654	10,654
Government Bonds
Fixed rate	10,275	—	—	1,589	—	11,864	11,788

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2005, we held approximately US$35.4 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the years ended December 31, 2004 and 2005, we experienced a foreign exchange gain of approximately US$648,000 and a foreign exchange loss of approximately US$443,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

PROPERTY INTERESTS

Details relating to our property interests are set out in Appendix II of this document. DTZ Debenham Tie Leung Limited, an independent property valuation firm, has valued the properties owned and leased by us as of December 31, 2005. The text of its letter, summary of valuations and valuation certificate are set out in Appendix II to this document.

DISCLOSURE UNDER RULES 13.11 TO 13.19 OF THE LISTING RULES

Our Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

FINANCIAL INFORMATION

Net Tangible Assets

The following statement shows the Company’s net tangible assets as at December 31, 2005 as extracted from the Accountants’ Report on the Company, the text of which is set out in Appendix I to this document.

US$
Audited net tangible assets of the Company as at December 31, 2005(1)(3)	175,896,000

Audited net tangible asset value per Share(2)	0.09

Notes:

1.	The audited net tangible assets of the Company as at December 31, 2005 is extracted from the Accountants’ Report on the Company, the text of which is set out in Appendix I to this document.
2.	The audited net tangible asset value per Share is calculated on the basis of 1,952,794,350 Shares in issue and outstanding as at December 31, 2005.
3.	The audited net tangible assets of the Company as at December 31, 2005 does not include the revaluation surplus arising from property revaluation of the Company, amounting to approximately US$545,000, being the difference between the carrying value of the properties as at December 31, 2005 of approximately US$11,840,000, as extracted from the “Accountants’ Report” in Appendix I to this document and the capital value in existing state as at December 31, 2005 of approximately HK$95,980,000 (equivalent to approximately US$12,385,000) as extracted from the “Property Valuation” in Appendix II to this document. In accordance with the Company’s accounting policies, land, property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. As such, the revaluation surplus arising from the property revaluation will not be reflected in the Company’s future financial statements. Had the properties been stated at valuation, the additional annual depreciation charge that would be charged against the consolidated income statement would be approximately US$13,000.